Exhibit 10.2

FLOW INTERNATIONAL CORPORATION

ANNUAL INCENTIVE PLAN FOR EXECUTIVES, SENIOR MANAGERS AND

SELECT ADMINISTRATIVE STAFF

For Fiscal Year 2006

A. Purpose. This Annual Incentive Plan for Executives, Senior Managers and Select Administrative Staff (the “Plan”) is intended to provide cash and stock incentives (“Incentive Awards”) for certain executives, senior managers and select administrative staff who assist the Company in meeting the Company’s annual financial goals and/or who meet their own individual performance goals.

B. Term. This plan is in effect for the Company’s 2006 fiscal year. Upon action by the Compensation Committee of the Board of Directors (“Compensation Committee”), the Plan may be extended on a yearly basis, subject to any amendments that the Compensation Committee may adopt. If the Compensation Committee extends the Plan for a new fiscal year, the Compensation Committee will determine which executives, senior managers and administrative staff are eligible to receive awards, the amount of each participant’s incentive awards, and the performance criteria applicable to such fiscal year. This Plan and any extension thereof shall be a subplan of, and subject to the applicable terms of, the equity plan that is approved by the Company’s shareholders in September, 2005.

C. Eligibility criteria. Only executives, senior managers and select administrative staff of the Company (“Eligible Employees”) will be eligible for an award under this Plan. To be eligible for an award under this Plan, an Eligible Employee must meet all of the following criteria. He or she must:

•	Be notified in writing of the decision of the Compensation Committee to include the Eligible Employee in the Plan for that fiscal year;

•	Be continuously employed by the Company through the last day of the Company’s fiscal year unless the Eligible Employee’s employment terminates due to death or permanent total disability, as determined under the Company’s long term disability policy;

•	Be in full compliance with all of the Eligible Employee’s contractual obligations to the Company;

•	Sign and deliver all required documents and agreements related to Incentive Awards under the Plan, including documents related to stock awards; and be free of any significant disciplinary actions during that fiscal year.

An Eligible Employee does not have a right to be included in the Plan for any particular performance period, but instead the Compensation Committee will decide in its sole discretion whether an Eligible Employee will participate in the Plan and have the potential to earn an award for a particular fiscal year.

D. How awards are calculated and earned. Each participant will have an opportunity to obtain an Incentive Award composed of cash and stock for the fiscal year based on four criteria. Three of the criteria are based on Company-wide financial goals for the fiscal year regarding return on invested assets, revenue and operating profit that are determined by the Compensation Committee. The fourth criterion is the participant’s achievement of objective and subjective goals that the Company has assigned to the participant.

Individual factors. Both individual factors and factors common to all participants will influence the amount of Incentive Awards achievable by individual participants. Individual factors include:

•	The amount of the individual’s base salary, as determined by the Compensation Committee;

•	The Incentive Target Percentage for the individual, as determined by the Compensation Committee. This number represents the percentage of the individual’s base salary that would be earned as a bonus if the Company fully satisfies its financial goals at the level of Planned Results and the individual achieves his or her individual performance goals. For example, if a participant with an annual base salary of $100,000 were assigned an Incentive Target Percentage of 25%, he or she would have the opportunity to obtain an Incentive Award of $25,000 if actual performance for each of the four criteria was exactly at the level of Planned Results, as described below (“Target Incentive Opportunity”).

•	For the fourth criterion for earning an Incentive Award —individual goals— each participant will be assigned unique individual annual goals, both objective and subjective. The Compensation Committee, with input from the CEO, will determine whether and to what degree such goals are achieved. The Compensation Committee is not required to follow any recommendation by the CEO with respect to the achievement of the goals.

Factors common to all participants. The factors common to all participants in the plan include (i) the four criteria for Incentive Awards and their respective weights and (ii) the multiplier that is factored into the Incentive Award for the three Company financial criteria based on actual Company financial results. These are described below.

The four criteria. Each of the four criteria for Incentive Awards accounts for a portion of the Target Incentive Opportunity for each participant, as follows:

•	20% for the Company meeting its annual goal for return on invested assets,

•	30% for the Company meeting its annual goal for revenue,

•	30% for the Company meeting its annual goal for operating profit, and

•	20% for the participant achieving his or her individual annual goals.

The application of the Multiplier. Additionally, all participants in the plan will have the same multiplier used in the calculation of the Incentive Award based on Company financial criteria (“Multiplier”). At the outset of the fiscal year, the Compensation Committee, with input from the CEO and Audit Committee, will select three reference points for each of the three Company financial measurements:

•	the Planned Result, which would result in an Incentive Award for that criterion of 100% of the Target Incentive Opportunity allocated to that financial criterion,

•	the Lower Threshold Result, which would be less than the Planned Result and the point below which no Incentive Award would be provided; and

•	the Outstanding Performance Result, representing a financial result more favorable than the Planned Result and which, if reached or exceeded, would result in the award of as much as 200% of the Target Incentive Opportunity allocated to that financial criterion for each individual.

The Compensation Committee is not required to follow any recommendations by the CEO or Audit Committee with respect to the reference points. Thus, the Multiplier for each of the three Company financial measurement criterion may range from 0% to 200% based on the financial results for each of the financial criteria, which individually are capped at 200%. When financial results for any of these three financial measures fall between the three reference points, the appropriate Multiplier will be determined by interpolation.1

E. How individual awards are calculated. The CFO, with review from the Audit Committee of the Board of Directors, will determine whether and to what extent the three Company financial goals have been achieved and the appropriate Multiplier, if any, to be applied in determining individual Incentive Awards.

The CFO will present his/her calculations and determination to the Compensation Committee. The Compensation Committee will consider the CFO’s calculations and determinations, ask for additional information as it deems necessary, and make the final determination of the Company’s financial performance with respect to the three Company financial criteria and of the Multiplier, if any, that will apply to the portion of the Incentive Award attributable to such Company financial goals. Individual awards would be calculated as follows:

[1]	The Multiplier applicable to results that fall between the three reference points is calculated as follows:

•	If the actual result is more than the Lower Threshold Result but less than the Planned Result: Divide the difference between the Actual Result and the Lower Threshold Result by the difference between the Planned Result and the Lower Threshold result.

•	If the actual result is more than the Planned Result : Divide the difference between the Actual Result and the Planned Result by the difference between the Outstanding Result and the Planned Result AND ADD 1.00, subject to a maximum of 2.0.

If the actual result meets or exceeds the Outstanding Result, the Multiplier applicable to that result will be 2.0.

1. Determine amount of Incentive Award attributable to achievement of Company financial goals. Each financial criterion would be reviewed to determine if the results meet or exceed the Lower Threshold Result. If so, for each such criterion, the individual Incentive Award would be calculated in view of the weight of the criterion (20% or 30%), the Multiplier for the criterion and the participant’s Target Incentive Opportunity.2

2. Determine the amount of Incentive Award attributable to individual goals. The CEO will determine the degree to which the individual objectives had been achieved for each participant on a case-by-case basis to determine an Individual Goal Multiplier in the range of 0% to 200%. Determine the amount of Incentive Award attributable to the achievement of individual goals in view of the weight of the criterion (20%), the Multiplier for the criterion and the participant’s Target Incentive Opportunity.3 The CEO will present his/her recommendations to the Compensation Committee, and the Compensation Committee will review and determine the individual Multiplier. The Compensation Committee is not required to follow any recommendation by the CEO with respect to the Multiplier.

3. For each individual, the Compensation Committee will consider whether it is aware of any information that would make an individual ineligible for an Incentive Award in view of all eligibility factors. The Company will aggregate the Incentive Awards attributable to the consolidated financial criteria and the amount attributable to individual goals to determine the total Incentive Award for that fiscal year. The aggregate amount of bonus that may be earned by and awarded to any individual will be no higher than 200% of the participant’s Target Incentive Opportunity for that individual.

An example of the calculation of an Incentive Award based on hypothetical company results and individual factors is attached.

F. Timing and payment of awards. Estimated Incentive Awards based on preliminary annual results, as determined by the Compensation Committee, will be provided to participants within 30 after the end of the fiscal year, less a 10% cash holdback pending the calculation of final Incentive Awards upon the closing of the books for the fiscal year. The initial award based on the Estimated Incentive Award will be composed of a cash payment in the amount of the 40% of the Estimated Incentive Award and a stock award in the amount of 50% of the Estimated Incentive Award. Final Incentive Awards are calculated after the closing of the books for the fiscal year, after

[2]	The following formula is used to calculate an individual Incentive Award for a Company financial criterion:

(Multiplier) x (Participant’s Target Incentive Opportunity) x (20% or 30%, as applicable)

[3]	The amount of Incentive Award attributable to individual goals is determined by the following formula:

(Individual Goal Multiplier) x (Participant’s Target Incentive Opportunity) x 20%

which the Company will provide cash awards that reflect the remainder of any amounts due. In no event will Estimated Incentive Awards or Final Incentive Awards be paid later than December 31 of the calendar year in which the Company’s fiscal year (and the performance period) ends. For example, all bonus amounts payable for FY 2006 will be paid no later than December 31, 2006. In the event of a corporate transaction, payment will be made no later than December 31 of the calendar year in which the transaction closes.

All required tax withholdings will be withheld from the cash and stock portions of the estimated and final Incentive Award, with the tax withholding owed with respect to the stock portion being accomplished by the Company retaining shares necessary to cover the withholding obligation and the participant receiving the net shares. The number of shares of Company stock awarded shall be determined by taking the amount of Incentive Award net of applicable tax withholdings and multiplying the net by 50%, and then dividing that product by the average closing price of the Company’s common stock during the final 20 trading days of the measured fiscal year, rounding down for partial shares. Participants have no rights regarding stock ownership until the date the shares are actually issued.

G. Termination of employment and other special circumstances. If employment of a participant terminates for any reason before the award of an Incentive Award, that participant will not be entitled to an Incentive Award for such year. Nonetheless, if employment terminates due to total permanent disability, as determined under the Company’s long term disability plan, or death, the Company will provide the participant (or the participant’s estate, if applicable) a prorated amount of Incentive Award for such year. The amount payable to the disabled participant (or, in the event of a participant’s death, to his or her estate) will be determined after the end of the annual performance period, and will be determined by calculating the Incentive Award based on a full year’s employment using the foregoing formula and then multiplying that amount by a fraction whose numerator is the number of calendar days of the employee’s employment during the fiscal year before death or disability and whose denominator is 365.

In the event of a “corporate transaction” with respect to the Company during the fiscal year that is the performance period, the Plan shall terminate as of the date the corporate transaction closes. Any performance goal that is an amount (not a percentage), such as operating profit or growth, shall be prorated to reflect the fact that the entire fiscal year was not completed, and the amount payable to each participant will be prorated to reflect the fact that the participant was not required to complete the entire fiscal year in order to earn the Incentive Award. Performance goals that are amounts shall be multiplied by a fraction, the numerator of which is the number of days completed in the fiscal year through the date the corporate transaction closes, and the denominator of which is 365. Performance goals that are a percentage (such as return on invested assets) shall not be prorated, but the percentage shall be determined over the period between the start of the fiscal year and the closing of the corporate transaction. The Company’s actual performance results as of the time immediately preceding the closing of the corporate transaction shall be compared to the annual goals for each such criteria (as prorated for goals that are amounts as described above), and the amount of the bonus payable to a participant for each criteria is determined. The final amount of the Incentive Award payable to a participant is determined by multiplying the aggregated bonus amount for the participant by a fraction, the numerator of which is the number of days completed in the fiscal year through the date the corporate transaction closes, and the denominator of which is 365. For the purposes of this provision, “corporate transaction” means any of the following events:

(a) Approval by the holders of the Company’s common stock of any merger or consolidation of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of common stock are converted into cash, securities or other property, other than a merger of the Company in which the holders of the common stock immediately prior to the merger have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the merger;

(b) Approval by the holders of the common stock of any sale, lease, exchange or other transfer in one transaction or a series of related transactions of all or substantially all of the Company’s assets other than a transfer of the Company’s assets to a majority-owned subsidiary of the Company; or

(c) Approval by the holders of the common stock of any plan or proposal for the liquidation or dissolution of the Company.

H. Other terms and conditions. This document contains guidelines relating to compensation of certain employees of the Company. This document is not intended and shall not be read to create any express or implied promise or contract for employment, for any benefit, or for specific treatment in specific situations. Except to the extent modified by individual written agreements, the employment relationship between participants in this Plan with the Company is at-will, meaning employment is not for any minimum or set period, it is subject to the mutual consent of the employee and the Company, and either the employee or the Company can terminate the employment relationship at any time, for any reason or no reason, with or without cause, notice or any kind of pre- or post-termination warning, discipline or procedure. All Incentive Awards under this Plan are subject to withholding of applicable taxes. For purposes of this Plan, the terms “return on invested assets”, “operating profit” and “revenue” shall be given the same meaning as they are used in the Company’s normal accounting practices provided, however, that when calculating the Company’s return on invested assets, operating profit and revenue during the one year performance period for purposes of this Plan, the Company and Compensation Committee shall not consider any of the following to the extent appropriate to assure a consistent measurement of the Company’s financial performance for Plan purposes over the one year performance evaluation period:

1. Gains or losses on sales or dispositions of assets outside of normal business

2. Asset impairments and write-downs

3. Litigation costs or claims judgments or settlements

4. Historic environmental obligations

5. Changes in tax law or rate, including the impact on deferred tax liabilities

6. Uninsured catastrophic property losses

7. The cumulative effect of changes in accounting principles

8. Extraordinary items described in Accounting Principles Board Opinion No. 30.

9. Acquisitions occurring during the one year performance period or unbudgeted costs incurred related to future acquisitions

10. Operations discontinued, divested or restructured during the one year performance period, including severance and related costs

11. Gains or losses on, or charges related to, refinancing or extinguishment of debt

12. Recognition of deferred tax assets or loss carry forwards

13. Unbudgeted non-cash compensation expense, including stock option changes

14. Realized or unrealized foreign exchange gain or loss in other expenses

15. Impact of an unanticipated accounting changes

Any adjustments will be applied in a consistent manner. The Compensation Committee may interpret the terms of the Plan. The Company may, in its sole discretion, amend or terminate this Plan at any time without prior notice provided that any such amendment or termination shall apply only prospectively and shall not apply to awards with respect to performance periods in progress at the time the amendment or termination is adopted.

FLOW INTERNATIONAL CORPORATION

Flow Annual Incentive Plan Approved By:

Date
Dr. J. Michael Ribaudo, Chairman
Compensation and Plan Administrator Committee

ATTACHMENT A

Hypothetical Example of Calculation of Incentive Award

This example illustrates the calculation of an Incentive Award and assumes that all eligibility requirements are satisfied. The numbers are used for illustrative purposes only and do not reflect a promise or prediction of any particular results.

•	At the start of the fiscal year, the Compensation Committee sets the following Company financial goals:

Criterion	Lower Threshold Result	Planned Result	Outstanding Performance Result
Return on Invested Assets (20%)

Revenues (30%)

Operating Profit (30%)

•	At the start of the fiscal year, the Compensation Committee assigns the following factors to participant Joe Dokes:

•	Salary: $100,000

•	Incentive Target Percentage: 25%

•	Individual goals:

•	Complete product testing for Project A

•	Recruit and hire three qualified industrial engineers for Project B

•	Complete training of business unit in workplace respect and diversity

•	Satisfactorily complete capital improvements in laboratory

•	Within 30 after the end of the fiscal year, the Compensation Committee determines the following Company financial results and based on the goals set earlier, their respective Multipliers:

•	Return on invested assets: $ %

•	Revenues: $ %

•	Operating profit: $ %

The Compensation Committee also determines, after consideration of the recommendations from the CEO, that Joe successfully completed all of the personal goals except for part of the capital improvements project and assigns him an Individual Goal Multiplier of 1.25.

Based on these results, the Compensation Committee determines the following estimated Incentive Award for each of the four criteria:

Return on invested assets: ( ) x ( ) x (.20) = _______________

Revenues:	( ) x ( ) x (.30)	=	_______________

Operating profit:	( ) x ( ) x (.30)	=	_______________

Personal goals:	( ) x (1.25) x (.20)	=	_______________

Estimated Incentive Award:        $_________________

The Compensation Committee will reduce the Estimated Incentive Award by the required tax withholding, giving rise to a Net Estimated Incentive Award of $                    . Joe will receive half of the Net Estimated Incentive Award in stock and 40% of the Net Estimated Incentive Award in cash, rounding down for partial shares. After the closing of the books, the final Incentive Award will be calculated and any further amounts owed, if any, will be awarded in cash, net of taxes.